Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

On November 16, 2021, Vacasa’s CEO Matt Roberts and CFO Jamie Cohen participated in a fireside chat at the 2021 RBC Capital Markets Global Technology, Internet, Media and Telecom Conference, the transcript of which is as follows:

Brad Erickson:	Good morning, everyone. My name's Brad Erickson. I cover Internet here at RBC. Very pleased today to have the management team from Vacasa, a recently announced SPAC heading towards being publicly listed. We're joined by CEO, Matt Roberts and CFO, Jamie Cohen. Matt, Jamie, nice to see you.
Matt Roberts:	Thanks for having us, Brad.
Brad Erickson:	Yeah, so obviously I have a good exhaustive list of questions we'll work through, but I think before we start, maybe it just makes sense to just get to a little bit of the housekeeping of where we are and the progress of the SPAC and headed towards completion.
Matt Roberts:	Sure. Well, the SEC declared our S-4 effective last week and we've set the shareholder vote for November 30th and then we'll close shortly thereafter. We're at the end game.
Brad Erickson:	Excuse me. Got it. That's great. Moving to results, you reported yesterday, nice beat and raise quarter, and then obviously took the guide up from there. And then one of the most interesting things I thought you called out was you took your 20, you said that you have more confidence in it. I believe exceeding the 22 outlook. Let's go there, what is instructing that view at this point from your perspective?
Jamie Cohen:	Yeah, so first of all, we've had a great year where we've significantly outperformed the forecast. To your point, we approached this from a beat and raise mindset, and you've seen that consistently now with Q2 where we outperformed revenue by 18 million, Q3 by 72 million and then we raised our guidance for Q4 by 25 to 30 million. So we're really pleased with the results we're seeing. We've also over delivered on adjusted EBITDA throughout the year. We're reinvesting most of that back into the fourth quarter into sales and marketing and other growth initiatives, but overall, still expect to outperform our full year EBITDA target by about 10 to 20%. Having said all that, part of the reason that we feel so great about investing is that we're seeing these trends continue into 2022, in particular into Q1, as you start to see those advanced bookings coming through.

Jamie Cohen:	Obviously we can't predict the future, but we are building confidence incrementally that these strong consumer demand trends and then therefore the strong ADRs or rates that have come alongside of those will continue at least above pre COVID levels into 2022. Whether they reach the really great levels that we've seen in 2021, I think is still to be determined. But when we originally put our SPAC focused out, we expected a normalization back down to pre COVID 2019 levels. I don't think we're seeing that and I don't think we're going back. And couple of reasons for that. One is a lot of people, at least 20% of travelers have been introduced to vacation rentals for the first time in the pandemic. And this, 86% say they want to continue to stay in vacation rentals. And second, you've seen this trend with remote work, right, where there's just a lot more flexibility, a lot more travel. I think those are two macro things that are really pushing the environment forward in favor of our industry.

Brad Erickson:	Got it. And then you mentioned ADRs, which to some degree is a function of room supply. I think you guys are at about 30,000 properties these days. Where do you think you can go in terms of the TEM that you're addressing?
Matt Roberts:	Yeah, so we're about 35,000 now. The TEM is huge. The category is huge. And as you know Brad, growing quickly, two times the traditional accommodations, it'll be a $200 billion market next year, just to give you some context, that's just vacation rentals, alternative accommodations. I think from a TEM perspective, we focus on the supply side of the equation because the demand side has actually become somewhat commoditized.
Matt Roberts:	Supply is really the constrained factor in the overall ecosystem. And that's where we play and that's where we focus. And so when you look at it from a supply perspective, there's 20 million second homes globally, five million in just the US alone, and we're 35,000. So of those five million, about a million and a half are just listed on two sites in the US alone. There's more that are rented. But we look at that five million as the TEM. We're less than 1% penetrated against that opportunity today with a very strong playbook on how to add supply to the platform.
Brad Erickson:	Got it. And maybe just a follow up there, when you think about adding that supply, like you mentioned, is it more in terms of homes that are already on some type of third party platform coming over to Vacasa for more professional property management? Or is it so there's that bucket or there's the bucket of entirely new homes to the ecosystem, which of those is the bigger driver would you say?
Matt Roberts:	Yeah, the great thing about our platform is because we're really a hardware technology company. We created a technology platform that enables everything that we do. And the byproduct of that is it actually just really easy for a homeowner to decide to start renting for the first time. Interesting enough, we're actually the reason we look at the five million, which is the total second homes, is about 20% of our sales each month are brand new to renting. Folks have never rented before. The other 80% actually do rent and it's a combination of whether or not they've worked with a local property manager or they did it themselves. In both cases, we vastly outperform the economics that a homeowner can earn. But we are creating the market because we created this... Expanding the market, excuse me. Because we created this vertically integrated technology platform.
Brad Erickson:	Got it. And then when you think about other competition in the space, there's obviously the [inaudible], you can go direct. What is it about Vacasa that you found that property owners pick you and why wouldn't they do it themselves just directly with VRBO or Airbnb, for example?

Matt Roberts:	Yeah, so at a high level, we're the only scaled national player that has created a vacation rental platform that's technology based, we're it. There are local property managers and of course people can do it themselves. But in those last two cases, because we actually have the scale and we have the technology, we just outperform what a homeowner could earn by using one of those two alternatives. Let me give you some specifics. If you worked with a local property manager, you'll make 20% more, actually 21% more, the first year and an incremental 10% more the second year.
Matt Roberts:	And we know this because we actually have the same store data of people that used to work with these local property managers. And it makes sense because we have PhDs and we have machine learning and algorithms and massive scale data advantage that we can do true yield optimization and price better than anybody else. If you do it yourself, it's even more compelling, you've got about 35% lift to your income. And if you value your own time, it's a five times return and you don't have to do any of the work. That's our sales pitch. It's really compelling. It's why we have a 90% revenue retention rate and why we're adding supply at the pace that we are.
Brad Erickson:	Yeah, no, that's interesting. Maybe just to follow up on that, one of the questions we get in the space a lot is obviously there's this view of supply constraint just particularly around COVID because a lot of people were trying to go a lot of the same places. But I think interestingly, when you look at the space, right, the occupancy rate of the whole space is low because there's a lot of supply out there and it's a different use case than hotels. When you guys think about your growth, and some of that, the higher efficiency you're giving your property owners, is that coming from partially from higher occupancy or is it coming from better revenue optimization? Maybe just a little bit more color there would be great.

Jamie Cohen:	Yeah, so it's all of the above and more. First starting with all of the existing inventory we have on our platform, 35,000 homes. One of the things that we're doing in addition to driving occupancy of the nights that are available for us to sell, we're also working to get more available nights to us, right? And one of the ways that we do that for example, is in our homeowner app. If a homeowner goes to book nights for themselves, we tell them what their opportunity cost is and how much income that they could be generating, what the probability of booking is for those specific nights to help them make really informed decisions about when they want to use their property. And that helps to free up inventory for us to sell. Between that, Matt met mentioned our dynamic pricing and yield management that has data science and machine learning put behind maximizing revenue and then bringing on new homes to the platform as well.
Jamie Cohen:	And we do that in two main ways. One is through what we call our individual approach, which is a classic direct sales approach where we spend money to get leads through direct mail and digital marketing. We qualify those with sales development reps, and then close those within market sales execs. We know exactly what that playbook looks like to continue to grow and scale that Salesforce, we have great leadership in place that's done that before and feel good about that.
Jamie Cohen:	The second approach is called our portfolio approach, and this is really complimentary where we actually go and we buy the local property managers that Matt mentioned, and we buy those customer relationships, bring them onto our technology platform. They enjoy this massive lift in income. And the reason that we do this is bulk buying, if you will, is one, to enter into new markets, because we can immediately be profitable as opposed to having to lay out a bunch of fixed costs and then slowly build up enough inventory, we're immediately profitable.
Jamie Cohen:	And second, we use it to add density in our existing markets. And density creates contribution margin for us. There's actually about a 1200 basis point difference in contribution margin between a low density and a high density market. And so a big part of the margin expansion that we were forecasting over the future simply comes from adding more density because we get more efficient in our operations. We leverage our fixed costs. We're able to route more efficiently, reduce non-working time. And we're also able to use employees instead of contractors when there's enough volume in a market, which is about 20 to 30% less expensive. We know the playbook well, and the unit economics continue to improve as we grow and gain density.
Brad Erickson:	Got it. And then just in terms of the, you mentioned the supply side, sounds like a lot of dollars and tech resources being invested there. On the demand side, I think one of the things we've been surprised by as you've come public and made some disclosures is just around, you're getting an increased portion of your traffic from direct to your site, right? And so when you think about some of those other channels, being able to, VRBO, Booking, Airbnb, etc., talk about the puts and takes and what are the risks of property managers deciding to list directly and book directly through those versus going to Vacasa?
Matt Roberts:	Yeah, we are the largest distributor of our inventory, of our available nights, where 30 to 35% is direct. But our channel partners are just that, they're really strong partnerships and it is mutually beneficial. We create high performing and at scale volume of supply for them, which is the constraining factor for growth in the industry right now. And they provide great consumer experiences as well on their channels. We're largely economically neutral whether it comes direct or whether or not it goes through a channel. Typically, the guest will pay 12 to 15% more, because there's a service fee on top of what we charge if they go through some of the channels. But most important, we get this question a lot is what's the ideal mix, where do you want to land the plane?

Matt Roberts:	And the truth is whatever makes our homeowners the most amount of money because we share in that revenue. We're really about making our homeowners the most amount of money and we simultaneously try to sell on every storefront that we can, right. That's the way that we do the right thing for our homeowners is we're optimizing with constant A/B testing on every channel, including our own to sell through the availability at the highest rate. The answer is whatever makes the homeowner the most amount of money we're very comfortable and happy with where we've decided to focus, which is be the supply engine for the entire ecosystem. Part of doing that, and doing that well is also having a very good direct source as well. When you're looking to add properties, it makes a big difference if they can see, wow, you've got a great site, you've got a great guest app and a great guest app experience.
Brad Erickson:	Yeah, no, that's great. And then I guess just to follow up there, when you think about VRBO and again, these third party booking channels, Airbnb, Booking, etc., would those guys ever consider property management? Why would they, or why would they not? Just curious what your thoughts are on that.
Matt Roberts:	Yeah, I think it would be difficult to do what we do. And I say that just with a lot of respect to the talent of the teams over there, but everybody underestimates how hard it is to do everybody else's business. And there's a lot of domain knowledge that has been gained in our existence about how to do a really operationally complex local business that has service providers in market, has a technology platform that supports doing all that, so like our HomeCare Hub. Our HomeCare Hub is think about the way that Uber routes drivers around, we do that, but we also, we're the equivalent of also making the meal too and then delivering it. There's a lot of complexity associated with what we do. It's really stepping outside of core competencies of the channels.
Matt Roberts:	The other is there's an element of inherent channel conflict too, because if you think about it, the way that we make our homeowners the most amount of money is what I just said, we really try to sell on every channel as best as we can. And that's what you have to do as a good steward of the homeowner's interest. If you're VRBO or Airbnb or Booking, are you going to really try to sell hard on your competitor's sites? And if you don't, you're going to suboptimize the income. And so we really like our competitive position and effectively the position that we've carved out through a lot of hard work.
Brad Erickson:	I guess just one follow up that strikes me on that when obviously when a property owner lifts on an Airbnb or a VRBO or whatever, they obviously get some amount of revenue optimization, revenue management tools from those companies. How do your tools compare to those direct platforms?
Matt Roberts:	It's really night and day. I think, well, first of all, we are not trying to optimize for just one channel. We're trying to simultaneously sell on all channels. Just, the complexity is we have millions and millions of iterations that get posted every single day based on the signals that we're seeing in the data and the algorithms that the approach that we take is so is constant A/B iterative testing. For example, we will see what picture and what text performs best on Airbnb versus VRBO versus Booking.
Matt Roberts:	And then we have this constant challenger mentality that if we can get five basis points, 10 basis points of improvement, we'll post a new picture, or we'll move the picture to the left. That's the type of thing that you just, nobody else has. And the reason why is because it's expensive to build, it takes a long time to build, but once you've done it, and you have the scale of data that allows you to actually understand all the signals and act on them, it's really... And advantage just keeps growing with our scale data advantage as well.
Jamie Cohen:	And just to add-
Brad Erickson:	Got it.

Jamie Cohen:	...to that, Brad. One of the other things that's important to remember is that we have all of the data because we're the exclusive marketer of the homes on our platform, so we know if something sold on Airbnb or Vacasa or VRBO, whereas the channels don't have that insight, right. We know when a homeowner's going to stay in their own home versus when the night is actually sold. We have a little bit more insight into that clearing price, if you will, in every single market within each home.
Brad Erickson:	Yeah. Got it. And then Jamie, let's stay with you and walk us through just the monetization and take rate structure. I think people generally understand, you've got gross bookings, you've got a channel take rate, but talk to us how you fit in both on an indirect basis and then when customers go direct.
Jamie Cohen:	Yeah, absolutely. Gross booking value has three components paid by the guests. There's the rent, the fees and the taxes. And the rent is where we take about 25 to 30% of the transaction and the owner's going to keep the balance that's 70 to 75%. The fees, we keep 100% of and that goes really to cover our own cost of revenue, so credit card fees, the cost to clean and turn over the home, and then the taxes are just passed through to the state. We really have interests aligned with our homeowners. We're successful when they're successful and there's really great alignment there. In terms of direct versus indirect, Matt alluded to this, ultimately we're about gross profit neutral regardless of which channel that a guest comes to us with. But I think from a guest perspective, it is more expensive to book on a channel partner site as opposed to directly on Vacasa.
Brad Erickson:	Got it. On an indirect basis effectively, that incremental service fee to the booking channel that may have acquired that customer is just being passed on to the customer. Is that right? Am I getting that correctly?
Jamie Cohen:	Yeah, that fee never hits our P&L at all. We don't have that transaction-
Brad Erickson:	Got it.
Jamie Cohen:	...with us.
Brad Erickson:	Okay. Got you. Cool. And then let's talk about 22, obviously, so many dynamic changes in the travel industry fell off a cliff last year. Everyone goes stir crazy through the winter, wants to travel in the summer. Households have a ton of discretionary savings. We've come through that period. Now we're, US remains pretty robust, vaccination rate's very high, overseas is a little bit more spotty. Like you mentioned earlier that the confidence around 22, I imagine part of that is coming from the expanding booking window, would be my guess, but what do we think just both in terms of ADR trends next year, and then a room night expectation and what the drivers are as we look out?
Jamie Cohen:	Yeah. I think starting, if you look at what happened in 2021, we obviously saw just an enormous peak season, right, where you saw occupancy that was very high, you saw as a result of that, ADRs were also extremely high, and then we're suggesting that we're going to see 25 to 30 million beat or so in the fourth quarter. We're seeing that strength continue. This concept of a shoulder season is less shouldery than it was before, if you will, where occupancy is higher than it was pre COVID. And we're not seeing that slow down and we're not seeing rates slow down.
Jamie Cohen:	Again, I think as we think about the occupancy in ADR, we'll definitely be above 19. I think we're seeing that in the trends. as we look at bookings next year. We're seeing that in survey data, in terms of guests indicating how much they're planning to travel, who wants to use short term rentals and preference shift. Again, if it reaches all the way back to 2021 levels, fantastic. I think we're a little cautious there, but we are very confident it will be above that 2019 level. And then therefore, we will be above that $1 billion of revenue that we had originally forecasted in 2022.

Brad Erickson:	Got it. And then just curious one follow up there, just in terms of the composition of that upside for next year. I guess there's two factors we've been wondering about lately. One is, is the as you mentioned earlier, hybrid work, obviously a lot of people were fully remote from the office and so it drove a lot of these over 28 day stays. I'd be curious what the expectation is around that as people transition to maybe something more hybrid. And then the second is the prospect of maybe kids becoming vaccinated, what do we think that does from a family travel versus single people, couples, whatever, as we look towards 22, what do you think those two drivers do year over year?
Matt Roberts:	Well, I'll start with the long term stays. We don't have a lot of long term stays. Our focus is really on the short term rental market. We don't have the situation where we have people parking, generally speaking, parking for 30 days plus in any of our properties. If there's reverting back to people can't stay for 30 days in a location, that's not going to really impact us that much because we just didn't have much of that in the business. I think others do have more of that, but we don't. That I don't see as a pretty big headwind for us, if that revert.
Matt Roberts:	The other thing is family, that's just all goodness for us because the more confident people are to travel with their family, traveling with your family in a vacation rental home is just a perfect match. It just, you want to have extra bedrooms for the kids don't kill each other, it's just a better fit for family travel. I think when we did our survey, if you had children five and under, your 65% of those folks were planning on traveling over the holiday season, and I think it was 49% otherwise. I think that's actually just a tailwind, if anything, for us as you enter 2022.
Brad Erickson:	Got it. Great. And then turn it over to Jamie. Just talk about profitability long term margins and just what the fixed cost leverage opportunities in the business you think are there.
Jamie Cohen:	Yeah, absolutely. We're really prioritizing growth over margin in the near term. We're targeting this 31% revenue CAGR from 21 to 23 in the original forecast we put out and you see that we're investing heavily in sales and marketing, particularly in supply growth, which is about 51% in growing of our sales and marketing line. We're also investing in technology and development. You're seeing that grow about three arcs over 19 to 23. And that unlocks a lot of operational efficiencies and improves our LTB. One example of that is a smart home. When you have a smart lock on every door, you no longer have to send somebody out to change the lockbox code every single time there's a guest reservation, right? There's just thousands of things like that, that our technology team is working on to automate, to gain efficiencies.
Jamie Cohen:	And that will drive again, the RPU of our homes, as well as the operating efficiency and margin. Long term, our target margin is 18 to 22% adjusted EBITDA. And we feel really good about that. I talked a little bit about density and as we gain more density, you see this pretty big shift up in contribution margin. We actually have markets that are performing well in excess of our overall target margins. And so we know, again, what that playbook looks like, and then we'll obviously get fixed cost leverage as well over the main items, line items that you would expect, DNA, technology and development, and some of that you've already seen in the forecast period.
Brad Erickson:	Got it. And I think for investors, obviously, newer to your story, which is most, what is the visibility as you provide guidance and formulate your outlook each and every quarter?
Jamie Cohen:	Yeah, it's very high. First of all, Matt mentioned, we have 90% annual revenue retention, which is really strong. And as we look out for any given calendar year, over 80% of the revenue for that year is going to come from units that are already on the platform prior to that year beginning. And for a given quarter, it's actually more like 95%. Really strong revenue, visibility, recurring revenue due to those retention dynamics. And the other element that is helpful for us is that people book vacations in advance, right? Our median booking window is month and a half or so. And so we get really good insight into what the next quarter is going to look like because we're seeing those bookings come through and obviously have a nice working capital dynamic from that as well.

Brad Erickson:	Got it. And then once the transaction here is completed, I think you'll have a bit more than 400 million of net cash, the question is what are you going to do with it? I think one opportunity is obviously international expansion. Maybe just talk us through what the potential call options or other vectors of growth might be outside of the core US opportunity you're currently pursuing.
Matt Roberts:	Yeah, you mentioned international. And I said at the start, 20 million homes globally, five in the US, so there's obviously a big market opportunity. I think the approach we're taking in terms of building a technology platform with scalable systems and approaches to any given market are going to really service well when we go back in to any given international market. But in the near term or immediate term rather is really just about focusing on building out the market opportunity in the US. The international markets are, there's some incoming players there. I really like our technology advantage when we do go back into those international markets. Other growth extensions though, are probably more easily accessible to us.
Matt Roberts:	For example, participating in more homeowner services, gardening and whatnot, where we can add value to our homeowners and also earn a take rate as well. As guest services, too, you think about in-home destination, in-state destinations, concierge, and maybe even a vacation rental club that's available to us over the time period. I feel like there's tons of growth opportunity. Our focus right now is adding supply and optimizing that supply. And there's so much open field running just with that focus alone, I feel very excited about the future.
Brad Erickson:	Got it. And I guess just one follow up there, any thought around, I know there's a few software players in and around property management. In the cases, I think there's still a lot of fragmented property managers out there in the US. Any views of maybe offering the proprietary platform you've built for some of those smaller property managers in the event they're not just going to hand over their inventory? What's the thought there?
Matt Roberts:	Yeah, we have a lighter product that we acquired through turnkey, which we acquired in April called guessworks. And we're evaluating opportunities to maybe leverage that as a solution, either through property managers or through people that want to do it themselves, but that's early stage and early days and a lot of things to work through there. But we are aware of the value of the technology platform that we've created. And if there's a way to accelerate the monetization of that, then we're certainly looking at that as an opportunity.
Brad Erickson:	Got it. That's great. Well, lots of exciting stuff, Matt, Jamie. Unfortunately, I think we're out of time, but great to see you both and look forward to catching up soon.
Matt Roberts:	Thank you, Brad.
Jamie Cohen:	Thanks for having us, Brad.
Brad Erickson:	All right. Thanks guys. Have a great day. Yeah. Bye-bye.

Additional Information and Where to Find It

This communication is being made in connection with a proposed business combination involving Vacasa Holdings LLC (“Vacasa”) and TPG Pace Solutions Corp. (“TPG Pace Solutions”). In connection with the proposed transaction, Vacasa, Inc. (“NewCo”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which has become effective. TPG Pace Solutions urges investors, shareholders and other interested persons to read the definitive proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPG Pace Solutions, Vacasa, NewCo and the business combination. Shareholders will be able to obtain a copy of the definitive proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The definitive proxy statement/prospectus can also be obtained without charge at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPG Pace Solutions, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Solutions’ executive officers and directors in the solicitation by reading TPG Pace Solutions’ initial public offering prospectus, which was filed with the SEC on April 9, 2021, and the definitive proxy statement/prospectus relating to the business combination, which was filed with the SEC on November 10, 2021, and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the definitive proxy statement/prospectus relating to the business combination. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPG Pace Solutions’ or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPG Pace Solutions and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG Pace Solutions or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions shareholders redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPG Pace Solutions and NewCo.

Additional information concerning these and other factors that may impact TPG Pace Solutions’ and Vacasa’s expectations and projections can be found in TPG Pace Solutions’ and NewCo’s periodic filings with the SEC and in the definitive proxy statement/prospectus. TPG Pace Solutions’ and NewCo’s SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication also does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPG Pace Solutions with the SEC on August 3, 2021.